June 23, 2015

Via EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Penn Virginia Corporation
Registration Statement on Form S-3
Filed May 14, 2015
File No. 333-204160
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-13283

Dear Mr. Skinner:

On June 9, 2015, the Staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter to Penn Virginia Corporation (the “Company”) regarding the Company’s Registration Statement on Form S-3 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced here for ease of reference.

Registration Statement on Form S-3 Filed May 14, 2014

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Response: The Company acknowledges the Staff’s comment.

United States Securities and Exchange Commission

June 23, 2015

Form 10-K for the Fiscal Year Ended December 31, 2014

Properties, page 20

Summary of Oil and Gas Reserves, page 21

Proved Undeveloped Reserves, page 22

1.	Your response to comment number one from our letter dated April 24, 2015 describes various factors that have caused variation between the drilling plans underlying your year-to-year PUD determinations and your actual drilling activities and how these variations have resulted in low PUD conversion rates and write-offs of previously reported PUD volumes. Expand the disclosure under this section to describe, in reasonable detail, the reasons for material changes in PUD volumes, including write-offs of previously reported volumes. Additionally, describe the factors impacting the rate at which PUD volumes are being converted to developed status. See Items 1203(b) and 1203(c) of Regulation S-K.

Response: The Company proposes to amend and expand the section “Proved Undeveloped Reserves” on page 22 of the 2014 Form 10-K. The Company has supplementally furnished the Staff with proposed language by separate cover letter.

Preparation of Reserve Estimates and Internal Controls, page 19

2.	The information provided in response to comment number two from our letter dated April 24, 2015 suggests, in part, that the information provided to the Audit Committee addresses material changes at a high level effectively upon completion of the year-end reserve report. The response does not clearly explain the extent to which the Audit Committee of the Board and the Board of Directors is fully apprised or aware of all changes to previously adopted development plans, including all previous deferrals, associated with locations for which PUD reserves continue to be claimed. Supplementally, clarify for us this aspect of the process through which your reserve estimates are prepared and reviewed.

Response: As the Company noted in its prior response, management discusses with the Audit Committee of the Company’s Board of Directors (the “Board”) and the Board all material changes in the Company’s plan of development, both in connection with the year-end proved reserve report process and periodically throughout the year. In connection with the year-end proved reserve report, management outlines, in a very specific manner, changes in the Company’s proved undeveloped reserve (“PUDs”) balances and the reasons therefor. If the Company’s development plan changes during the year, these changes are discussed not in a general, high level manner, but rather very specifically, including detailed information regarding changes in the types or locations of wells to be drilled, type and decline curves, well performance statistics, rates of return and changes in proved reserves generally. While these discussions do not always detail the specific effects on individual PUD locations, the very specific operational information discussed provides the Audit Committee and the Board with sufficient information to be reasonably informed of changes in the Company’s PUD reserves.

United States Securities and Exchange Commission

June 23, 2015

The Company believes that its internal controls with respect to PUD reserves were adequate at year-end 2014. Going forward, however, management will strive to enhance the Company’s internal controls and clarify in specific detail for the Audit Committee and the Board expected material changes to the Company’s PUD reserves resulting from development plan changes, including an accounting of PUD locations which are deferred or written off as a result of those changes. To facilitate providing this information, management has instructed the Company’s reserve engineers and operations personnel to track material changes in PUD locations each time the Company’s development plan changes and to provide such information in a format that is clear, concise and easily available for review by management and the Board. The Company believes that this expanded and recurring level of PUD disclosure will enhance the knowledge, and therefore the effectiveness, of the Audit Committee and the Board.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Key Developments, page 30

Significant Decline in Commodity Prices and Addition of Crude Oil Hedge Contracts for Calendar Years 2015 and 2016

3.	We have read your response to prior comment three from our letter dated April 24, 2015. Separately, we note the disclosure under the risk factors section of your filing which indicates, in part, that an extended decline in the actual prices of crude oil, NGLs or natural gas would have a material adverse effect on the quantity of estimated proved reserves that may be attributed to your properties.

Explain to us how you have considered providing, where reasonably practicable, quantification of the impact of current commodity prices. As part of your response, address your drilling plans, your accounting estimates related to impairment testing of proved and unproved properties and your reported reserve volumes. For example, to the extent that you report proved undeveloped reserves that would not be developed in the current pricing environment, explain how you have considered disclosing the volume of reserves that would not be developed. Similarly, for properties that are at risk of impairment, i.e. your “watch list”, explain how you have considered disclosing those properties and the carrying value at risk.

Unless you have determined that it is not reasonably possible that a continuation of the current economic environment would lead to material adverse effects, you should provide quantified information regarding the reasonably possible effects of a continuation of current commodity prices to the extent that quantified information is reasonably available. Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

United States Securities and Exchange Commission

June 23, 2015

Response: Below is a discussion of issues the Company believes are relevant to the quantification of the impact of current commodity prices.

Drilling Plans

The Company’s drilling plans for calendar year 2015, and to a lesser extent 2016, were based primarily on commodity prices in effect at year-end 2014 and the first few weeks of 2015. While commodity prices had experienced a precipitous decline in the second half of 2014, the average monthly NYMEX forward contract strip prices at year-end 2014 supported an expectation of a modest recovery for the subsequent five years as follows:

NYMEX Average Forward Contract Prices As of December 31, 2014
Year	Crude Oil	Natural Gas
2015	$56.26	$3.01
2016	$62.63	$3.46
2017	$66.55	$3.76
2018	$68.50	$3.96
2019	$69.75	$4.12

This trend, coupled with the Company’s hedging program (as described on pages 30, 40, 48 and 49 of the 2014 Form 10-K), supported the Company’s commitment to a 2015 drilling program utilizing three to four drilling rigs with a drilling and completion capital budget of up to approximately $310 million (as described on page 40 of the 2014 Form 10-K). The Company’s drilling plans are sensitive to projected commodity prices, but there are other equally critical factors impacting these plans, including availability and cost of equipment and drilling and completion services, permitting issues, transportation capacity and costs, lease development obligations and other factors. In addition, the Company is opportunistic with respect to the relative success of recent wells drilled within delineated areas of its acreage. For example, if the Company achieves well results that are more favorable than anticipated in one area, it may reprioritize its drilling schedule to further exploit such an opportunity. Likewise, if the Company achieves well results that are less favorable than anticipated, it may shift its efforts to other areas in which it has greater confidence with respect to well performance.

The Company believes that it has adequately disclosed the above considerations throughout the 2014 Form 10-K to the extent that its 2015 drilling plans were impacted by the decline in prices during the second half of 2014 (see pages 4, 10, 30 and 40 of the 2014 Form 10-K). Further, the fact that the Company is attractively hedged for the full year 2015 and into 2016 renders the pricing impact relatively moot for the short-term (see pages 48 and 49 of the 2014 Form 10-K).

In response to the Staff’s comment, the Company acknowledges that disclosure of effects of a continuation of low commodity prices beyond 2015 would enhance its MD&A. The Company has supplementally furnished the Staff with proposed language to amend its MD&A included in the 2014 Form 10-K by separate cover letter.

United States Securities and Exchange Commission

June 23, 2015

Accounting Estimates Related to Impairment Testing of Proved and Unproved Properties

Disclosure of the Company’s critical accounting estimates with respect to impairment testing is included on pages 46 and 47 of the 2014 Form 10-K. Regarding the impairment testing for the Company’s proved properties, its disclosures reference the utilization of five-year NYMEX forward contract strip prices, among other operational and economic factors, in the assessment of carrying values.

Due to the precipitous decline in commodity prices during the second half of 2014, the Company recorded substantial impairments (approximately $668 million) of its proved properties in the East Texas, Granite Wash and Marcellus Shale regions during the fourth quarter of 2014. The unproved properties in these regions have a carrying value of approximately $10.6 million, which is subject to systematic amortization by region because these leases do not qualify as “significant” and, accordingly, are amortized over the lesser of five years or the average remaining lease term consistent with the guidance provided in Accounting Standards Codification Section 932.

The impairments described above impacted all of the Company’s operating regions with the exception of its South Texas Eagle Ford Shale operations. As noted previously, the South Texas proved properties had a substantial excess of undiscounted estimated future cash flows from proved reserves based on five-year NYMEX forward contract strip prices over the properties’ carrying value. The excess was approximately $17.5 billion, a projected coverage ratio of approximately 1300%. The Company does not believe that inclusion of this quantitative measure would provide any meaningful incremental information and, in fact, the magnitude of this excess could be misleading because it may inappropriately imply that such excess equates to fair value.

As of December 31, 2014, the carrying value of the Company’s unproved properties attributable to the South Texas Eagle Ford Shale was $115.1 million. Analysis of the probable and possible reserve values attributed to these properties at or around the time of filing of the 2014 Form 10-K, as well as comparison by analogy to the land values associated with the Company’s proved properties in this geologic area, indicated that no impairment had occurred.

The Company did not have any proved properties on any “watch list” as of December 31, 2014. Additionally, the properties that were impaired in 2014 were not on the “watch list” as of December 31, 2013 because use of the five-year NYMEX forward contract strip prices in effect at that time did not indicate a significant risk of impairment. The underlying properties had sufficient excess value to preclude any disclosures other than the cautionary language provided throughout the 2014 Form 10-K with respect to potential risks associated with commodity prices.

United States Securities and Exchange Commission

June 23, 2015

Reported Reserve Volumes

As of December 31, 2014, the Company had 114.8 MBOE of proved reserves, of which 68.9 MBOE, or approximately 60%, were PUD reserves. Approximately 97% of the PUD reserves were attributable to the South Texas region. The Company’s future development plans at year-end 2014, which were consistent with its 2015 business plan, contemplated the conversion of virtually all of the South Texas PUDs within 3.5 years. The Company adopted a shorter timeline with respect to booking PUDs in its South Texas region due to sensitivity to the effects of the 5-year rule.

To quantify the effect of changes in the current pricing environment on the quantities of the Company’s year-end 2014 reported proved reserves, the Company recently re-ran its reserve report using December 31, 2014 NYMEX calendar year average forward contract strip pricing for all hydrocarbon products. The December 31, 2014 NYMEX forward contract strip pricing was selected because it represented the measurement point at the date of the financial statements and it also reflected the general outlook in the industry at the then-current time. Other than the price adjustment noted above, the Company did not re-engineer its proved reserves database to try to predict what changes in commodity prices would do to its capital costs or development plan schedule, nor did the Company assume that it would enter into any additional hedge positions.

The Company acknowledges that the guidance cited by the Staff suggests that the impact of the known trend of significantly reduced prices should be quantified when such quantification is reasonably available. While the Company does not believe its current disclosures in the 2014 Form 10-K are inadequate in this regard, the Company submits that disclosing the foregoing impact on proved reserve value and volumes would provide a reasonable estimate of the quantification of the declining price impacts as of December 31, 2014. The Company respectfully submits that making further quantitative disclosures or ranges of impact at various price levels would be either wholly arbitrary or would require judgments and estimates beyond the scope of its ability to support with the reasonable expectations of its management.

Accordingly, the Company proposes to amend its disclosures in the 2014 Form 10-K as provided supplementally to the Staff by separate cover letter to disclose the conclusions of this analysis of impact on proved reserves.

United States Securities and Exchange Commission

June 23, 2015

In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 687-8900 if you need additional information or would like to discuss any questions or comments.

Sincerely,

/S/ STEVEN A. HARTMAN
Steven A. Hartman
Senior Vice President and Chief Financial Officer

cc:	Nancy M. Snyder
Jenifer Gallagher